Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

February 12, 2014

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Exchange Traded Notes

ETN Monthly Performance Report - January 2014

The January 2014 ETN Monthly Performance report is now available for download.

Download the 1-pager report for complete details.

ETN in Focus: Gold Shares Covered Call Exchange Traded Notes

Key Features of the Credit Suisse Gold Shares Covered Call ETN (GLDI):

•	Monthly cash distributions based on premiums generated
•	Notional long position in the shares of the SPDR Gold Trust ETF (Ticker: GLD UP<Equity>) in conjnunction with a 3% out-of-the-money notional call option (monthly)
•	First U.S. exchange traded product offering a covered call strategy on a gold investment
•	Nasdaq listing
•	Rules-based and transparent strategy

Find out more information on the GLDI ETNs

Credit Suisse ETN Products

- Commodity Benchmark Exchange Traded Notes - CSCB

- Commodity Rotation Exchange Traded Notes - CSCR

- Silver Shares Covered Call Exchange Traded Notes - SLVO

- Gold Shares Covered Call Exchange Traded Notes - GLDI

- MLP Index Exchange Traded Notes - MLPN

- Merger Arbitrage Index Exchange Traded Notes - CSMA

- Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB

- Long/Short Equity Index Exchange Traded Notes - CSLS

- Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

-	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the applicable Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
-	You will not receive fixed period interest payments on any ETN. Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero.
-	Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if applicable) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
-	We expect that investors will purchase and sell the ETNs primarily in the secondary market through the exchange on which such ETNs are listed. We have no obligation to maintain any listing on any exchange, and may delist the ETNs at any time.
-	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
-	We have the right to repurchase or accelerate the ETNs, as applicable, during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse, as

Contact

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com. Alternatively, please feel free to contact your Equity Derivative specialist Joseph Leo (*106-4408) joseph.leo@credit-suisse.com or Stewart Oldfield (*106-4407) stewart.oldfield@credit-suisse.com.

applicable, may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

-	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks relating to the ETN, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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